328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
November 17, 2008
For Immediate Release
NR#08-21

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG”) announces the Company’s unaudited financial results for the nine month period ended September 30, 2008.  For complete details of the Third Quarter Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s cash position at September 30, 2008 remained strong at $59.1 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is all invested with the Royal Bank of Canada in guaranteed investment certificates or in an interest bearing current account.

The Company holds 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) which in turn holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Peñoles SA de C.V. (“Peñoles”) which holds the other 56% of Minera Juanicipio through Fresnillo plc, a U.K. domiciled subsidiary company listed May 9, 2008 by way of an IPO on the London Stock Exchange.  Fresnillo plc has recently acquired 19.83% of MAG Silver Corp. through common shares purchased in the market. The Juanicipio property is part of a regional mine plan published by Fresnillo Plc that has not been settled with MAG (See Press Release dated October 15, 2008).  The Shareholders Agreement governs the operation of Minera Juanicipio and certain corporate matters, including governance and the obligation of shareholders to provide funds to Minera Juanicipio.

During the nine months ended September 30, 2008, the Company contributed $1,052,741 to Minera Juanicipio for its 44% share of exploration on the Juanicipio property.  Fresnillo has advised the Company that its 44% share of planned 2008 expenditures for Minera Juanicipio will be US $2.02 million.  To November 14, 2008 the Company has contributed approximately US $1.5 million to Minera Juanicipio.  At the time of writing four drilling rigs are active on the Juanicipio property conducting a 28,000 metre program including a large definition program on the Valdecañas Vein, which has been underway all year, and a follow up program on the Juanicipio Vein, which just commenced in November 2008.

In June, 2008 the Company announced an initial resource calculation for the Juanicipio project (See Company news release dated June 18, 2008). A NI 43-101 technical report was filed by the Company on SEDAR in support of its declared resource.  An updated resource estimate is expected early in late 2008 or early 2009.

Accounts receivable at September 30, 2008 totalled $2,138,193 while accounts payable amounted to $841,529.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Mexico.  Accounts payable were due mainly for drilling conducted on the Company’s Mexican projects other than the Juanicipio property.  The Company spent $9,828,389 on the exploration of these projects during the period as compared to $4,263,257 for the same period in 2007.  Of the $9,828,389 an amount of $6,768,169 related to drilling on five projects.   Of this $4,557,172 was for drilling at Cinco de Mayo alone where results during the period have been very positive (See latest press release dated July 8, 2008).  The Company currently has 2 drill rigs turning on Cinco de Mayo, a third on Lorena, a new epithermal vein target, and a fourth rig drilling at Largartos South East.

The Company’s loss for the nine months ended September 30, 2008 amounted to $4.3 million or $0.08 per share as compared to $4.8 million or $0.12 per share for the same period last year.  The loss for the nine months ended September 30, 2008 includes $2.4 million as a non-cash charge for Stock Based Compensation ($2.7 million for the same period in 2007).  During the nine month period the Company also wrote off mineral property acquisition costs and deferred exploration costs in the amount of $1,221,019 ($750,277 for the same period in 2007).  General overhead and administration costs for the period amounted to $2.2 million ($1.8 million for the same period in 2007) before interest income earned on cash deposits of $1,650,833 ($527,665 for the same period in 2007).

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .